Exhibit (a)(5)

NOTICE OF WITHDRAWAL OF TENDER

If you previously accepted Channell’s offer to exchange your options, but you would like to change your decision and withdraw your tender, you must sign this Notice of Withdrawal and return it to us no later than 9:00 p.m., Pacific Time, on March 20, 2003, unless the offer is extended. If you have questions, please contact the Stock Option Administrator, Shannon Burgess.

To Channell Commercial Corporation:

I previously received a copy of the Offer to Exchange (dated February 21, 2003) and a Letter of Transmittal. I signed and returned the Letter of Transmittal, in which I chose to accept Channell’s offer to exchange my options. I now wish to withdraw my tender. I understand that by signing this Notice of Withdrawal and delivering it to you, I will be withdrawing my previous acceptance of the offer.

I understand that in order to withdraw, I must sign, date and deliver this Notice of Withdrawal to you so that you receive it before 9:00 p.m., Pacific Time, on March 20, 2003, or, if Channell Commercial Corporation extends the deadline to exchange options, before the extended expiration of the offer.

By rejecting the offer to exchange options, I understand that I will not receive any new options and I will keep my old options (with the same exercise price and vesting schedule as before). These options will continue to be governed by the stock option plan(s) under which they were granted and existing option grant documents between Channell Commercial Corporation and me.

I have completed and signed the following exactly as my name appears on my original Letter of Transmittal.

I do not accept the offer to exchange options.

Signature:

Date:	, 2003

Name:
(Please Print)
Tax ID/Social Security No.: